Exhibit 99.1
Presentation of information
In this report, we use the term “us”, “we”, “our” and “Eksportfinans” for Eksportfinans ASA. We use the term “Kommunekreditt” for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The terms “Company”, “the group” and “the Eksportfinans group” refer to Eksportfinans and Kommunekreditt as a financial group.
Forward-looking statements
Except for historical statements and discussions, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.
These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.
You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	market, foreign exchange rate and interest rate fluctuations,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and

•	various other factors beyond our control.
The foregoing list of important factors is not exhaustive.
For further discussion of these and other factors, see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.
All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

Words from the President and CEO	3
Financial highlights	4
Highlights	5
Export lending	5
Local government lending	6
Funding	6
Results	6
Balance sheet	7
Events after the balance sheet date	8
Income statement	9
Balance sheet	10
Statements of changes in equity	11
Cash flow statement	12
Notes to the accounts	13

President and CEO Gisèle Marchand
Challenging times
Despite the increasingly serious financial crisis, Eksportfinans’ underlying business operations improved in the third quarter of 2008, from an already record high level. The demand and disbursements of Eksportfinans’ officially supported export financing were high in the third quarter, due to the continued high level of activity within the maritime industry and the oil and gas sector.
During October 2008, banks in different countries have become explicitly or implicitly guaranteed by their governments. Eksportfinans is not included in the package provided to Norwegian banks by the Norwegian Government. In competition with government-guaranteed banks internationally, Eksportfinans may therefore expect more expensive funding in the period ahead and thus the Group will have to be more restrictive on lending until a clearer outlook of the market for long-term funding exists.
This will primarily influence lending to the local government sector by Eksportfinans’ subsidiary Kommunekreditt Norge AS. Historically, margins in this market have been low, and competition has been fierce.
Eksportfinans had significant derivative exposure against Lehman Brothers when they filed for bankruptcy on September 15. However Eksportfinans managed to find new counterparties without incurring any losses.
Eksportfinans’ exposure to Icelandic banks has been monitored closely for the last three years, and several efforts have been made to reduce such exposure. Nevertheless, in connection with banks being placed under Icelandic government supervision in October, Eksportfinans discovered that one of the banks which acted as agent bank and guarantor, had failed to reimburse Eksportfinans for three loans prepaid by loan clients. The total amount not reimbursed to Eksportfinans was NOK 415 million. In order to secure its values, Eksportfinans filed a court petition. In addition, the Board of Directors has decided to file a report with the police in Iceland regarding this situation.
Signals from rating agencies in the current turbulent situation are mixed. On October 22, Fitch Ratings confirmed its AAA rating for Eksportfinans. This was based on full information about the situation in Iceland. On October 24, Standard & Poor’s changed its outlook for Eksportfinans from stable to negative because of the same situation.
Gisele Marchand

Third quarter report 2008    7

Financial highlights

	Third quarter		First nine months		The year

(NOK million)	2008	2007	2008	2007	2007	2006

Net interest income	248	154	601	413	561	459
Profit for the period	(132)	(161)	(180)	(64)	(149)	159
Return on equity 1)	(14.1%)	(22.3%)	(7.6%)	(3.0%)	(5.4%)	5.3%
Return on assets 2)	0.41%	0.32%	0.34%	0.30%	0.29%	0.29%
Net operating expenses/average assets 3)	0.07%	0.09%	0.08%	0.10%	0.09%	0.11%

Total assets	253,951	200,745	253,951	200,745	218,720	172,365
Total loans outstanding 4)	132,614	117,006	132,614	117,006	124,689	99,059
New loans disbursed	8,884	9,139	23,693	28,836	39,183	35,877
New bond debt issued	20,680	24,369	69,170	62,894	80,681	56,530
Public sector borrowers/guarantors 5)	51.9%	60.4%	51.9%	60.4%	56.8%	60.8%
Capital adequacy *)	10.5%	10.4%	10.5%	10.4%	9.6%	12.2%

Exchange rate NOK/USD	5.8261	5.4436	5.8261	5.4436	5.4110	6.2551
*)	Capital adequacy for 2006 is not adjusted to reflect IFRS
Definitions
1.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.
2.	Return on assets: Net interest income including provisions/average assets.
3.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.
4.	Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 5, 6 and 7 to the accompanying financial statements.
5.	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
Third quarter report 2008    8

Interim report
Highlights
Third quarter 2008
The underlying business operations in the Eksportfinans Group showed a continued good performance in the third quarter of 2008. Net interest income was 61 percent higher in the third quarter 2008 compared to the same period in 2007.
The situation in the international financial markets in the third quarter of 2008 led to a total net decline in the fair value of financial instruments of NOK 343 million. In particular, the current situation on Iceland has caused a reduction in the fair value of exposure to Icelandic banks of NOK 318 million in the third quarter.
The Eksportfinans Group experienced a net loss of NOK 132 million in the third quarter of 2008, compared to a net loss of NOK 161 million in the equivalent period in 2007.
Group net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 115 million in the third quarter of 2008 compared to NOK 82 million in the corresponding period in 2007. The increase was mainly due to the increased net interest income.
First nine months 2008
Net interest income in the first nine months of 2008 was NOK 601 million. This was NOK 188 million higher than in the corresponding period in 2007. The increase was mainly due to a higher volume of export lending, income from higher equity due to the equity increase of NOK 1.2 billion in the first quarter of 2008, and higher interest rates in Norwegian kroner.
The Group experienced a net loss in the first nine months of 2008 of NOK 180 million, compared to a net loss of NOK 64 million in the corresponding period in 2007.
Group net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 276 million in the first nine months of 2008, compared to NOK 210 million in the corresponding period in 2007.
The Norwegian maritime industry and the oil and gas sector were still experiencing a high level of activity through the first nine months of
2008. From December 31, 2007 to September 30, 2008, the total export lending balance increased by 26 percent.
Total lending from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS was NOK 61.5 billion at September 30, 2008, compared to NOK 68.3 at year-end 2007. The decrease was due to an optimization of Group total assets.
In the first nine months of 2008 Eksportfinans issued three public benchmark transactions, two of which were Euro denominated for a total of EUR 2.25 billion (NOK 18 billion). The third benchmark was a CHF 150 million (NOK 748 million) transaction. Eksportfinans has not experienced any slowdown in available funding over the last quarter, although the company has not accessed the public benchmark market.
Group total assets amounted to NOK 254.0 billion at September 30, 2008, compared to NOK 218.7 billion at year end 2007. This growth was mainly due to increased export lending. In addition, surplus liquidity was placed in highly liquid deposits and bonds with short duration.
Export lending
The strong demand for new export financing continued during the first nine months of 2008. The volume of outstanding export loans was NOK 71.0 billion at September 30, 2008 compared to NOK 56.3 billion at the end of 2007 and NOK 51.2 billion at the end of the first nine months of 2007. New disbursements of export-related loans were NOK 17.9 billion during the first nine months of 2008, compared to NOK 16.7 billion during the same period in 2007.
During the first nine months of 2008, NOK 10.9 billion was new financing under the officially supported export financing scheme, compared to NOK 8.9 billion in the same period in 2007. The volume of the order book for export-related loans was approximately NOK 42 billion at September 30, 2008, compared to NOK 37 billion at the same time in 2007.
The increase in the volume of new loan disbursements was related to export financing, such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway experienced favorable market conditions, due in part to the high oil prices. In addition, the officially supported fixed rate financing scheme (CIRR) was favorable

Third quarter report 2008    9

compared to financing on market terms. The strong demand was also due to the crisis in the international financial markets, which has led to an increased demand for government supported financing.
Local government lending
Total outstanding loans from Kommunekreditt Norge AS at September 30, 2008 amounted to NOK 61.5 billion, which was a decrease of NOK 4.2 billion compared to September 30, 2007, and a decrease of NOK 6.8 billion compared to December 31, 2007. Kommunekreditt disbursed NOK 5.8 billion in new loans in the first nine months of 2008. Disbursements in the corresponding period in 2007 were NOK 12.2 billion.
The decrease in both loan volume and new disbursements was due to an optimization of Group total assets. Facing increased funding costs, a part of Kommunekreditt’s portfolio with the option to re-price (around 70 percent of the portfolio) was re-priced.
Funding
Total new funding in the first nine months of 2008 amounted to NOK 69.2 billion through 710 individual trades, compared with NOK 62.9 billion and 659 trades for the same period in 2007.
In the first nine months of 2008 Eksportfinans issued three public benchmark transactions. The first was a CHF 150 million transaction with an 8 year maturity issued in April, jointly led by Deutsche Bank and Credit Suisse. The second benchmark transaction was a EUR 1.25 billion transaction issued in April with a 3 year tenor. This transaction was jointly led by Citi, Deutsche Bank and Goldman Sachs. The third benchmark of the period was issued in June, and was a EUR 1 billion transaction with a 5 year maturity led by Credit Suisse, Goldman Sachs and Nomura.
Results
Net interest income
Net interest income was NOK 601 million in the first nine months of 2008. This was NOK 188 million higher than in the corresponding period in 2007. The increase was mainly due to a higher volume of export lending, higher income on equity due to the capital increase and higher interest rates in Norwegian kroner. Higher equity increases the difference between interest-bearing assets and interest-bearing liabilities. The interest rate level in Norwegian kroner affects net interest income because the equity is in Norwegian kroner.
The return on assets was 0.34 percent in the first nine months of 2008, which was 0.04 percentage points higher than in the corresponding period in 2007.
Net other operating income
The situation in the international capital markets caused fluctuations in the fair value measurements of financial instruments in the first nine months of 2008. The net decline in fair value of financial instruments in the third quarter of 2008 amounted to NOK 343 million. This compares to a decline of NOK 325 million in the first quarter and an increase of NOK 35 million in the second quarter of 2008. After the implementation of a Portfolio Hedge Agreement with the owners from February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in the fair value in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt. In September the fair value of financial instruments was especially affected by reduced fair value of loans.
In the first nine months of 2008 net other operating income was negative NOK 706 million compared to negative NOK 333 million in the same period in 2007. Net other operating income includes the following major items:
The line item Commissions and expenses related to banking services was NOK 33 million higher in the first nine months of 2008 than in the corresponding period in 2007, due to one-off expenses related to the Portfolio Hedge Agreement.
The line item Net gains/(losses) on trading and portfolio and foreign currencies includes a gross loss of NOK 1.28 billion related to bonds under the Portfolio Hedge Agreement.
The line item Net gains/(losses) on other financial instruments at fair value included a gross unrealized loss on bonds under the Portfolio Hedge Agreement of NOK 1.12 billion and a gain of NOK 1.87 billion on the Portfolio Hedge Agreement. See note 3 to the accompanying financial statements for the breakdown of this line item. Further, certain expenses related to the Portfolio Hedge

Third quarter report 2008    10

Agreement were included in this line item.
The changes in net other operating income for the Group from the same period in 2007 are presented in the table below.

	First nine	First nine
	months	months
(NOK millions)	2008	2007	Change

Commissions and income related to banking services	2	3	(1)

Commissions and expenses related to banking services	39	6	33

Net gains/(losses) on trading portfolio and foreign currencies	(1,269)	(321)	(948)
Net gains/(losses) on other financial instruments at fair value	595	(41)	636

Other income	5	6	(1)

Net other operating income	(706)	(359)	(347)

Total operating expenses
Total operating expenses amounted to NOK 145 million in the first nine months of 2008, an increase of NOK 2 million from the corresponding period in 2007.
The key ratio Net operating expenses in relation to average assets was 0.08 percent in the first nine months of 2008, compared to 0.10 percent for the corresponding period in 2007.
Profit/(loss) for the period
The Group experienced a loss of NOK 180 million for the first nine months of 2008, compared to a loss of NOK 64 million in the corresponding period in 2007.
Return on equity was negative 7.6 percent in the first nine months of 2008, compared to negative 3.0 percent in the corresponding period in 2007.
Profit excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations. Profit excluding unrealized gains and losses amounted to NOK 276 million for the first nine months of 2008. This was an increase of 31.4 percent from the corresponding period in 2007.

	First nine months		The year
(NOK million)	2008	2007	2007

Profit/(loss) for the period in accordance with IFRS	(180)	(64)	(149)

Net unrealized losses/(gains) on trading portfolio 1)	1,248	321	592

Net unrealized losses/(gains) on other financial instruments at fair value 2)	(615)	60	23

Tax-effect 3)	(177)	(107)	(172)

Non-GAAP profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	276	210	294

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	10.1%	10.3%	10.6%

1)	See note 2 to the accompanying financial statements
2)	See note 3 to the accompanying financial statements
3)	28 percent of the unrealized items above
Balance sheet
Total assets amounted to NOK 254.0 billion at September 30, 2008, compared to NOK 200.7 billion at September 30, 2007 and NOK 218.7 billion at year end 2007. The growth in assets since year-end 2007 was mainly due to increased export lending. In addition, surplus liquidity was placed in highly liquid deposits and bonds with short duration. The portfolio of bonds covered by the Portfolio Hedge Agreement with the shareholders amounted to NOK 66.4 billion. The total amount of securities invested in commercial paper and bonds amounted to NOK 84.1 billion at September 30, 2008. The corresponding volume at the end of 2007 was NOK 80.1 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 232.3 billion at September 30, 2008. The corresponding figure at year-end 2007 was NOK 206.3 billion.
The capital adequacy ratio for the Group was 10.5 percent at September 30, 2008, compared to 10.4 percent at September 30, 2007 and 9.6 percent at the end of 2007. The core capital adequacy ratio was 7.4 percent at September 30, 2008, 7.4 percent at September 30, 2007 and 6.3 percent at year-end 2007. The increase compared to year-end 2007 was due to increased core capital as a result of the issuance of NOK 1.2 billion in new equity from the owners.

Third quarter report 2008    11

Events after the balance sheet date
Effective October 8, the government in Iceland placed Icelandic banks under Government administration. Eksportfinans has an exposure to two Icelandic banks as guarantors or borrowers for a total amount of NOK 761 million. The loans under the guarantees are all being serviced by the borrowers according to payment schedules. In addition, Eksportfinans has a swap agreement with a third Icelandic bank under which Eksportfinans is currently the debtor.
In the month of October it was uncovered that an Icelandic bank acting as agent and guarantor for several loans rendered by Eksportfinans, had acted in breach of its contractual agent obligations. Without authorization, the bank had withheld principal prepaid to the bank by several borrowers. This fact is taken into account in the fair value measurement of the exposure at September 30, and results in a loss of NOK 318 million. To protect its claims against the bank, Eksportfinans has been granted a court order to freeze certain of the bank’s Norwegian assets. Further reductions in the fair value of the claim against the bank are expected in the month of October.
Oslo, November 6, 2008
EKSPORTFINANS ASA
The Board of Directors

Third quarter report 2008    12

Income statement
Figures for interim reports are unaudited.

Parent company						Group

		First		The				First		The
Third quarter		nine months		year		Third quarter		nine months		year
2008	2007	2008	2007	2007	(NOK million)	2008	2007	2008	2007	2007

3,036	2,308	8,605	6,063	8,800	Interest and related income	3,057	2,347	8,716	6,163	8,927
2,809	2,193	8,115	5,750	8,366	Interest and related expenses	2,809	2,193	8,115	5,750	8,366

227	115	490	313	434	Net interest income	248	154	601	413	561

					Income on investments in group
0	0	0	0	64	companies	0	0	0	0	0
					Commissions and income related
1	0	2	3	4	to banking services	1	0	2	3	4

					Commissions and expenses
2	2	39	6	7	related to banking services	2	2	39	6	8

					Net gains/(losses) on trading portfolio and foreign
(546)	(320)	(1,269)	(321)	(588)	currencies	(546)	(320)	(1,269)	(321)	(588)

					Net gains/(losses) on other financial instruments at fair
193	(21)	663	(88)	(84)	value	157	(13)	595	(41)	0

5	5	14	15	19	Other income	2	2	5	6	7

(349)	(338)	(629)	(397)	(592)	Net other operating income	(388)	(333)	(706)	(359)	(585)

(122)	(223)	(139)	(84)	(158)	Total net income	(140)	(179)	(105)	54	(24)

					Salaries and other
32	31	104	102	129	administrative expenses	37	37	122	120	152
5	6	14	16	22	Depreciation	5	6	14	16	22
2	2	8	6	11	Other expenses	2	2	9	7	12

39	39	126	124	162	Total operating expenses	44	45	145	143	186

0	0	0	0	0	Impairment charges on loans	0	0	0	0	0

(161)	(262)	(265)	(208)	(320)	Pre-tax operating profit/(loss)	(184)	(224)	(250)	(89)	(210)

(45)	(73)	(74)	(58)	(110)	Taxes	(52)	(63)	(70)	(25)	(61)

(116)	(189)	(191)	(150)	(210)	Profit/(loss) for the period	(132)	(161)	(180)	(64)	(149)

Third quarter report 2008    13

Balance sheet
Figures for interim reports are unaudited.

Parent company				Group

30.09.2008	30.09.2007	31.12.2007	(NOK million)	30.09.2008	30.09.2007	31.12.2007

			Loans and receivables
95,101	94,335	90,338	due from credit institutions	38,935	33,846	27,334
			Loans and receivables
49,974	31,838	34,808	due from customers	107,024	93,209	98,777
84,070	63,538	80,133	Securities	84,070	63,538	80,133
18,741	8,668	9,744	Financial derivatives	18,741	8,668	9,744
518	518	518	Investments in group companies	-	-	-
282	37	124	Deferred tax asset	256	3	79
26	24	27	Intangible assets	26	24	27
216	221	220	Fixed assets and investment property	218	223	222
4,706	1,234	2,468	Other assets	4,681	1,234	2,404

253,634	200,413	218,380	Total assets	253,951	200,745	218,720

40	41	324	Deposits by credit institutions	40	41	324
			Borrowings through
232,320	184,086	206,315	the issue of securities	232,320	184,086	206,315
12,695	10,073	6,934	Financial derivatives	12,670	10,052	6,935
101	97	96	Taxes payable	129	122	122
0	0	0	Deferred tax liabilities	0	0	0
3,070	1,729	349	Other liabilities	3,071	1,729	360
69	63	59	Accrued expenses and provisions	74	69	64
1,480	1,353	1,379	Subordinated debt	1,480	1,353	1,379
497	546	559	Capital contribution securities	497	546	559

250,272	197,988	216,015	Total liabilities	250,281	197,998	216,058

2,771	1,594	1,594	Share capital	2,771	1,594	1,594
173	162	162	Share premium reserve	173	162	162
137	214	137	Reserve for unrealized gains	-	-	-
472	605	472	Other equity	906	1,055	906
(191)	(150)	-	Profit/(loss) for the period	(180)	(64)	-

3,362	2,425	2,365	Total shareholders’ equity	3,670	2,747	2,662

			Total liabilities and
253,634	200,413	218,380	shareholders’ equity	253,951	200,745	218,720

Third quarter report 2008    14

Statement of changes in equity
Figures for interim reports are unaudited.

	Parent company
		Share	Reserve
	Share	premium	Unrealised	Other	Total
(NOK million)	capital 1)	reserve 1)	gains 1)	equity	equity

Equity as at January 1, 2007	1,594	162	214	605	2,575

Profit for the period	0	0	0	(150)	(150)

Equity as September 30, 2007	1,594	162	214	455	2,425

Equity as at January 1, 2008	1,594	162	137	472	2,365

Issuance of new share capital	1,177	11	0	0	1,188
Profit for the period	0	0	0	(191)	(191)

Equity as at September 30, 2008	2,771	173	137	281	3,362

1) Restricted equity

	Group
		Share	Reserve
	Share	premium	Unrealised	Other	Total
(NOK million)	capital	reserve	gains	equity	equity

Equity as at January 1, 2007	1,594	162	-	1,273	3,029

Profit for the period	0	0	-	(64)	(64)
Dividends paid	0	0	-	(218)	(218)

Equity as at at September 30, 2007	1,594	162	-	991	2,747

Equity as at January 1, 2008	1,594	162	-	906	2,662

Issuance of new share capital	1,177	11	-	0	1,188
Profit for the period	0	0	-	(180)	(180)

Equity as at September 30, 2008	2,771	173	-	726	3,670

Third quarter report 2008    15

Cash flow statement
Figures for interim reports are unaudited.

Parent company				Group

		The				The
First nine months		year		First nine months		year
2008	2007	2007	(NOK million)	2008	2007	2007

(265)	(208)	(320)	Pre-tax operating profit/(loss)	(250)	(89)	(210)

			Provided by operating activities:
(17,855)	(25,357)	(34,112)	Disbursement of loans	(23,693)	(28,836)	(39,183)
11,060	3,325	5,626	Principal collected on loans	17,017	6,851	10,831
(20,412)	(12,323)	(18,154)	Purchase of financial investments (trading)	(20,412)	(12,323)	(18,154)
			Proceeds from sale or redemption of financial investments in the trading
6,369	8,314	12,353	portfolio	6,369	8,314	12,353
			Accrual of contribution from the
(200)	(75)	(152)	Norwegian government	(200)	(75)	(152)
			Contribution paid by the Norwegian
38	26	26	government	38	26	26
			Unrealized losses (reversal of unrealized losses) on financial instruments at fair
606	405	678	value	647	358	594
14	16	22	Depreciation	14	16	22

64	0	0	Income from investments in susidiary	-	-	-
(79)	(43)	(79)	Taxes paid	(99)	(58)	(99)

			Changes in:
(348)	(596)	(415)	Accrued interest receivable	(1,173)	(740)	(538)
(1,969)	(476)	(1,605)	Other receivables	(1,937)	(423)	(1,527)

2,978	1,329	(83)	Accrued expenses and other liabilities	3,731	1,315	(72)

			Net cash flow from
(19,999)	(25,663)	(36,215)	operating activities	(19,948)	(25,664)	(36,109)

(23,234)	(11,540)	(32,110)	Purchase of financial investments	(23,234)	(11,540)	(32,110)
			Proceeds from sale or redemption of
31,952	4,519	6,682	financial investments	31,952	4,519	6,682
(9)	(14)	(22)	Purchases of fixed assets	(9)	(14)	(23)

1	0	0	Net proceeds from sales of fixed assets	1	0	0

			Net cash flow from
8,710	(7,035)	(25,450)	investing activities	8,710	(7,035)	(25,451)

(307)	0	283	Change in debt to credit institutions	(307)	0	283
			Proceeds from issuance of commercial
92,514	142,658	176,814	paper debt	92,514	142,658	176,814

(90,828)	(134,116)	(150,586)	Repayments of commercial paper debt	(90,828)	(134,116)	(150,586)

67,170	62,894	80,681	Proceeds from issuance of bond debt	67,170	62,894	80,681
(50,415)	(30,322)	(44,763)	Principal payments on bond debt	(50,415)	(30,322)	(44,763)
			Change in subordinated debt and preferred capital securities/ capital
1	0	0	contribtion securities	1	0	0
1,178	0	0	Issuance of new share capital	1,178	0	0
0	(218)	(218)	Dividends paid	0	(218)	(218)

			Net cash flow from
19,313	40,896	62,211	financing activities	19,313	40,896	62,211

			Effect of exchange rates on cash and
50	(11)	(10)	cash equivalents	50	(11)	(10)

			Net change in cash and
8,074	8,187	536	cash equivalents	8,125	8,186	641

			Cash and cash equivalents at beginning
693	157	157	of period	833	192	192

			Cash and cash equivalents
8,767	8,344	693	at end of period	8,958	8,378	833

Third quarter report 2008    16

Notes to the accounts

1. Accounting principles
Eksportfinans’ third quarter consolidated accounts of 2008 have been prepared in accordance with International Financial Reporting Standards – (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The parent company accounts have been prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.
The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS.
When measuring securities at fair value as of September 30, 2008, valuation models are applied when relevant market evidence does not exist. The accounting policies and methods of computation applied in the preparation of these interim financial statements are in all other aspects the same as in Eksportfinans’ annual financial statements of 2007, as approved for issue by the Board of Directors on March 13, 2008. These policies have been consistently applied to all the periods presented.
Figures for interim reports are unaudited.

Third quarter report 2008    17

2. Net gains/(losses) on trading portfolio and foreign currencies

Parent company				Group

		The				The
First nine months		year		First nine months		year
2008	2007	2007	(NOK million)	2008	2007	2007

0	2	2	Net realized gains/(losses) on trading portfolio	0	2	2
(1,248)	(321)	(592)	Net unrealized gains/(losses) on trading portfolio	(1,248)	(321)	(592)
(21)	(2)	2	Net realized and unrealized gains/(losses) on foreign currencies	(21)	(2)	2

(1,269)	(321)	(588)	Total	(1,269)	(321)	(588)

3. Net gains/(losses) on other financial instruments at fair value

Parent company				Group

		The				The
First nine months		year		First nine months		year
2008	2007	2007	(NOK million)	2008	2007	2007

(20)	19	23	Net realized gains/(losses)	(20)	19	23

(398)	(214)	(206)	Loans and receivables	(464)	(167)	(123)
(1,100)	(305)	(544)	Securities	(1,100)	(305)	(544)
(5,275)	(2,048)	(1,542)	Financial derivatives 1)	(5,277)	(2,048)	(1,541)
113	2	4	Commercial paper debt	113	2	4
7,193	2,363	2,101	Bond debt	7,193	2,363	2,101
106	137	81	Subordinated debt and capital contribution securities	106	137	81
44	(42)	(1)	Other	44	(42)	(1)

683	(107)	(107)	Net unrealized gains/(losses)	615	(60)	(23)

663	(88)	(84)	Total	595	(41)	0

1) The portfolio hedge agreement entered into in march 2008, further described in note 15 of this report, is included with a gain of NOK 1,867 million as of September 30, 2008.
4. Capital adequacy
From January 1, 2008, capital adequacy is calculated in accordance with the new Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.
Risk-weighted assets and off-balance sheet items

Parent company			Group

30.09.2008 1)		(NOK million)	30.09.2008 1)		30.09.2007 2)		31.12.2007 2)

	Risk-			Risk-		Risk-		Risk-
	weighted			weighted		weighted		weighted
Book value	value		Book value	value	Book value	value	Book value	value

253,863	43,886	Total assets	254,206	43,007	200,745	40,378	218,720	39,921
	497	Off-balance sheet items		497		628		606
	493	Operational risk		716
	149	Total currency risk		149		24		40

	45,025	Total risk-weighted value		44,369		41,030		40,567

The Company’s eligible regulatory capital

Parent company			Group

30.09.2008 1)		(NOK million and in percent of risk-weighted value)	30.09.2008 1)		30.09.2007 2)		31.12.2007 2)

2,899	6.4%	Core capital 3)	3,293	7.4%	3,026	7.4%	2,540	6.3%

1,406	3.1%	Additional capital 4)	1,347	3.0%	1,261	3.1%	1,335	3.3%

4,305	9.6%	Total regulatory capital	4,640	10.5%	4,287	10.4%	3,875	9.6%

Third quarter report 2008    18

1) In accordance with Basel II
2) In accordance with Basel I
3) Includes share capital, other equity, parts of capital contribution securities and deductions/additions
4) Includes subordinated debt, the parts of capital contribution not included in core capital and deductions/additions
5. Loans and receivables due from credit institutions

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

12,274	9,545	801	Bank deposits	12,465	9,579	941
(235)	(633)	(687)	Other claims on banks 1)	(235)	(633)	(687)
21,862	19,934	22,051	Loans, nominal amount (also included in note 7)	26,805	24,632	26,773
61,257	65,250	67,903	Loans to Kommunekreditt Norge AS, nominal amount (also included in note 7)	-	-	-
(57)	239	270	Accrued interest and adjustment to fair value on loans	(100)	268	307

95,101	94,335	90,338	Total	38,935	33,846	27,334

1) Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.
The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
6. Loans to customers

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

49,241	31,362	34,362	Loans due from customers, nominal amount (also included in note 7)	105,809	92,374	97,916
733	476	446	Accrued interest and adjustment to fair value on loans	1,215	835	861

49,974	31,838	34,808	Total	107,024	93,209	98,777

7. Total loans
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

21,862	19,934	22,051	Loans due from non-group credit institutions	26,805	24,632	26,773
61,257	65,250	67,903	Loans due from Kommunekreditt Norge AS	-	-	-

83,119	85,184	89,954	Loans due from credit institutions	26,805	24,632	26,773
49,241	31,362	34,362	Loans due from customers	105,809	92,374	97,916

132,360	116,546	124,316	Total nominal amount	132,614	117,006	124,689

104,959	100,891	106,677	Commercial loans	105,213	101,351	107,050
27,401	15,655	17,639	Government-supported loans	27,401	15,655	17,639

132,360	116,546	124,316	Total nominal amount	132,614	117,006	124,689

17,563	10,555	10,757	Capital goods	17,563	10,555	10,757
27,482	15,757	19,570	Ships	27,482	15,757	19,570
25,991	24,916	26,017	Export-related and international activities *)	25,991	24,916	26,017
-	-	-	Loans to Norwegian local government sector	61,511	65,710	68,276
61,257	65,250	67,903	Loans to Kommunekreditt Norge AS	-	-	-

67	68	69	Loans to employees	67	68	69

132,360	116,546	124,316	Total nominal amount	132,614	117,006	124,689

*) Export-related and international activities consist of loans to the following categories of borrowers:
Third quarter report 2008    19

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

514	1,091	1,069	Oil and gas	514	1,091	1,069
4,166	3,859	3,980	Pulp and paper	4,166	3,859	3,980
26	26	26	Engineering and construction	26	26	26
34	234	213	Aluminum, chemicals and minerals	34	234	213
92	93	89	Aviation and shipping	92	93	89
-	168	166	Hydro electric power	-	168	166
3,127	3,015	2,994	Consumer goods	3,127	3,015	2,994
8,518	8,016	8,325	Banking and finance	8,518	8,016	8,325
5,491	4,515	5,136	Real estate management	5,491	4,515	5,136
3,988	3,859	3,981	IT and telecommunication	3,988	3,859	3,981
35	40	38	Other categories	35	40	38

25,991	24,916	26,017	Total nominal amount	25,991	24,916	26,017

8. Non-performing loans and loan losses

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK thousands)	30.09.08	30.09.07	31.12.07

			Interest and principal instalment
10,805	18,186	3,494	1-30 days past due	36,347	36,655	11,406
52,826	229,412	13,613	Not matured principal on loans with payments 1-30 days past due	827,992	856,139	327,625

			Interest and principal instalment
4,619	980	537	31-90 days past due	12,861	1,088	656
17,823	4,341	10,118	Not matured principal on loans with payments 31-90 days past due	185,106	9,173	12,382

			Interest and principal instalment
3,992	3,150	4,359	more than 90 days past due	4,220	3,150	4,359
4,435	32,443	16,093	Not matured principal on loans with payments more than 90 days past due	8,857	32,443	16,093

94,500	288,512	48,214	Total loans that are past due	1,075,383	938,648	372,521

94,500	288,512	48,214	Relevant collateral or guarantees received	1,075,383	938,648	372,521

0	0	0	Estimated impairments	0	0	0

9. Securities

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

43,601	27,197	29,380	Trading portfolio	43,601	27,197	29,380
40,469	36,341	50,753	Other securities at fair value through profit and loss	40,469	36,341	50,753

84,070	63,538	80,133	Total	84,070	63,538	80,133

10. Fixed assets and investment property

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

132	137	134	Buildings and land at own use	132	137	134
75	75	76	Investment property	75	75	76

207	212	210	Total building and land	207	212	210

9	9	10	Other fixed assets	11	11	12

216	221	220	Total	218	223	222

11. Other assets
Third quarter report 2008    20

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

415	148	227	Interim account 108-Agreement	415	148	227
4,224	664	1,860	Cash collateral	4,224	664	1,860
0	0	64	Dividends from group companies	-	-	-
32	410	300	Delayed payment, securities not delivered from our custodian	32	410	300
35	12	17	Other	10	12	17

4,706	1,234	2,468	Total	4,681	1,234	2,404

12. Borrowings through the issue of securities

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

35,212	13,728	31,089	Commercial paper debt	35,212	13,728	31,089
202,778	169,255	173,717	Bond debt	202,778	169,255	173,717
(5,670)	1,103	1,509	Accrued interest and adjustment to fair value on debt	(5,670)	1,103	1,509

232,320	184,086	206,315	Total	232,320	184,086	206,315

13. Other liabilities

Parent company				Group

30.09.08	30.09.07	31.12.07	(NOK million)	30.09.08	30.09.07	31.12.07

291	278	299	Grants to mixed credits	291	278	299
1,115	247	1	Cash collateral	1,115	247	1
736	1,182	0	Delayed payment, securities not deliveres to our custodian	736	1,182	0

910	0	0	Net debt to insolvency estates	910	0	0
18	22	49	Other short-term liabilities	19	22	60

3,070	1,729	349	Total	3,071	1,729	360

14. Segment information
The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group’s funding and the Group’s liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.
Third quarter report 2008    21

(NOK millions)	Export lending			Municipal lending			Total group

	First nine months		Year end	First nine months		Year end	First nine months		Year end
	2008	2007	2007	2008	2007	2007	2008	2007	2007

Net interest income	364	214	297	237	199	264	601	413	561

Net other operating income *)	(483)	(166)	(221)	(223)	(193)	(363)	(706)	(359)	(584)

Total operating income	(119)	48	76	14	6	(99)	(105)	54	(23)
Total operating expenses	87	80	106	58	63	81	145	143	187
Pre-tax operating profit/(loss)	(206)	(32)	(30)	(44)	(57)	(180)	(250)	(89)	(210)
Taxes	(58)	(9)	(10)	(12)	(16)	(51)	(70)	(25)	(61)

Profit/(loss) for the period	(148)	(23)	(20)	(32)	(41)	(129)	(180)	(64)	(149)

*) of which net unrealized gains/(losses) on financial instruments	(444)	(176)	(237)	(189)	(204)	(378)	(633)	(380)	(615)

Segment assets	120,902	83,548	91,588	108,490	106,698	113,877	229,392	190,246	205,465
Unallocated assets							24,559	10,499	13,255

Total assets							253,951	200,745	218,720

Segment liabilities	118,720	82,482	90,339	106,310	105,153	112,216	225,030	187,635	202,555

Unallocated liabilities							25,251	10,363	13,503

Total liabilities							250,281	197,998	216,058

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, and funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although, the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.
As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.
15. Material transactions with related parties
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees	Portfolio Hedge
(NOK millions)	loans 1)	Deposits 2)	issued 3)	received 4)	Agreement 5)

Balance January 1, 2007	10,229	590	2,595	6,959	0

Change in the period	(1,620)	6,173	(466)	(3,285)	0

Balance September 30, 2007	8,609	6,763	2,129	3,674	0

Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	(545)	6,121	(320)	745	1,192

Balance September 30, 2008	9,145	6,422	1,810	7,996	1,192

All transactions with related parties are made on market terms.
1)	The Company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans
Third quarter report 2008    22

are classified as loans due from credit institutions in the balance sheet.
2)	Deposits made by the Company.
3)	Guarantees issued by the Company to support the Norwegian export industry.
4)	Guarantees provided to the Company from the related parties.
5)
Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.
16. Events after the balance sheet date
In the month of October it was uncovered that an Icelandic bank acting as agent and guarantor for several loans rendered by Eksportfinans, had acted in breach of its contractual agent obligations. Without authorization, the bank had withheld principal prepaid to the bank by several borrowers. This fact is taken into account in the fair value measurement of the exposure at September 30, and results in a loss of NOK 318 million. To protect its claims against the bank, Eksportfinans has been granted a court order to freeze certain of the bank’s Norwegian assets. Further reductions in the fair value of the claim against the bank are expected in the month of October.
Third quarter report 2008    23